SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

FILED BY THE REGISTRANT  ☐

FILED BY A PARTY OTHER THAN THE REGISTRANT  ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under Rule 14a-12

BARNES & NOBLE, INC.

(Name of the Registrant as Specified In Its Charter)

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

YUCAIPA AMERICAN FUNDS, LLC

YUCAIPA AMERICAN MANAGEMENT, LLC

THE YUCAIPA COMPANIES LLC

RONALD W. BURKLE

STEPHEN F. BOLLENBACH

MICHAEL S. MCQUARY

ROBERT P. BERMINGHAM

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED AUGUST 18, 2010

August [    ], 2010

Dear Fellow Barnes & Noble Stockholders:

Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. (collectively “Yucaipa”) currently holds approximately 19.2% of the outstanding common stock, making us the Company’s largest stockholder other than Leonard Riggio. We are writing you because Barnes & Noble, Inc. (the “Company”) will hold its Annual Meeting of Stockholders on September 28, 2010 (the “Annual Meeting”). We want you to help us send a message to the Board of Directors that Barnes & Noble’s stockholders deserve better.

We need your vote to elect Yucaipa’s three director nominees Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary to the Board of Directors, and we ask that you vote FOR Yucaipa’s proposal to amend the Company’s poison pill.

Since August 2009, the Company’s stock price has decreased by approximately 44% to $12.97, as of July 30, 2010. During that same period, Barnes & Noble stock has underperformed the S&P 500 by approximately 54%, the Dow Jones Specialty Retail Index by almost 60% and the Company’s self-selected peers by approximately 82%.

We believe the Company’s poor stock performance is an indictment of Chairman Leonard Riggio’s significant influence on the Board of Directors, as we describe below, and reflects a failure of leadership at the Company. In our view, the status quo has enriched the Riggio family at the expense of the other Barnes & Noble stockholders and resulted in numerous corporate governance failures and strategic errors. Consider:

•	A majority of the Board has a personal or business relationship with Leonard Riggio. For example:

•	Stephen Riggio, Vice Chairman and until recently the CEO, is Leonard Riggio’s younger brother.

•	Lawrence Zilavy is Leonard Riggio’s personal money manager.

•	Michael Del Giudice is the founder and Chairman of the manager of an investment fund in which Leonard Riggio has a $20 million investment commitment.

•	Irene Miller is a former employee of Barnes & Noble who worked for years under Leonard Riggio while he was the Chairman and CEO.

•	The Company has engaged in numerous related party transactions with the Riggio family worth billions of dollars. For example:

•

In September, 2009, the Company purchased Barnes & Noble College Booksellers, Inc. (“B&N College”) from Leonard Riggio and his wife for $514 million (which is approximately 2/3 of the entire current market capitalization of Barnes & Noble as of July 30, 2010).

•

The B&N College acquisition has been roundly criticized—one analyst said it makes little strategic sense and essentially doubles the Company’s exposure to a market segment most at risk to technological changes.

•	The B&N College acquisition used a significant amount of the Company’s cash and saddled it with over $400 million of new debt.

•

We believe the Company has a history of other corporate governance failures. The Board helped Leonard Riggio increase his stock ownership from 21% to over 30% over the past five years by using the Company’s capital to fund almost $800 million in stock buybacks. However, within four days of Yucaipa disclosing its 16.8% ownership interest in the Company, the Board adopted a poison pill with a 20% ownership trigger for any stockholder other than the Riggios, who were grandfathered in at over 30%. We believe the poison pill was intended to prevent Yucaipa or other stockholders from challenging the Riggio family’s dominance through a proxy contest.

•

Leonard Riggio’s brother is highly compensated with no specific day to day responsibilities. Despite recently stepping down as CEO, Stephen Riggio remains Vice Chairman with a new two-year employment agreement with automatic renewal provisions (a so-called “evergreen” contract), providing for a $400,000 annual salary, a $600,000 or more annual bonus target, and a change of control package equal to 300% of his annual compensation, plus his average bonus paid in the preceding three years, plus the value of his employee benefits.

The Company has reached a crucial juncture. The Company recently announced that it is exploring strategic alternatives and that Leonard Riggio is considering making a bid for the Company. Leonard Riggio already has numerous unfair advantages compared to other potential purchasers: he has over a half a billion dollars from the sale of B&N College, he and his family have a locked-in 30% interest in Barnes & Noble as a result of the Company’s poison pill, and he has significant influence over the Board due to business and personal ties to the incumbent directors that other potential bidders would not have.

Therefore, now more than ever, we need new, independent directors who will not be a rubber stamp for transactions with the Riggio family and will vigorously protect the interests of all stockholders.

That is why we are nominating three new director candidates who are independent of the Riggios for election to the Board. We believe our three nominees are highly-qualified, have the necessary independence to be an effective check on related party transactions with the Riggios, and will look out for the interests of all stockholders in any strategic transaction.

We also believe the Company’s poison pill should be amended to level the playing field for all stockholders and neutralize the Riggio’s de facto control over Barnes & Noble, especially now that the Company may be sold. Accordingly, we are submitting a stockholder proposal at the Annual Meeting requesting that the Board promptly raise the poison pill trigger to 30% (the approximate share ownership level of the Riggios when the poison pill was adopted).

Please carefully review the attached proxy statement and vote your shares for change by signing, dating, and returning the enclosed GOLD proxy card today or by using the internet and telephone voting instructions printed on the enclosed GOLD proxy card.

2

Please vote your shares TODAY:

•	FOR Yucaipa’s three Director nominees; and

•	FOR Yucaipa’s proposal to amend the poison pill.

If you already voted for the Company’s nominees, you have every right to change your vote by signing, dating, and returning a later dated GOLD proxy card voting FOR our three director nominees and FOR our poison pill amendment proposal.

We cannot make these important changes without your help, so please vote TODAY. Because the Riggio family and other Company insiders own over 33% of the Company’s stock, every vote counts.

Thank you for your time and support,

THE YUCAIPA COMPANIES LLC

on behalf of

Yucaipa American Alliance Fund II, L.P.

and

Yucaipa American Alliance (Parallel) Fund II, L.P.

If you have any questions, require assistance with voting your GOLD proxy card,

or need additional copies of the proxy materials, please contact:

105 Madison Avenue

New York, NY 10016

bks@mackenziepartners.com

(212) 929-5500 (Call Collect)

Or

TOLL-FREE (800) 322-2885

3

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED AUGUST 18, 2010

2010 ANNUAL MEETING

OF

THE STOCKHOLDERS OF BARNES & NOBLE, INC.

PROXY STATEMENT

OF

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

AND

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders of Barnes & Noble, Inc. (the “Company” or “Barnes & Noble”) in connection with the solicitation by Yucaipa American Alliance Fund II, L.P. (“YAAF II”), Yucaipa American Alliance (Parallel) Fund II, L.P. (“YAAF II Parallel” and, together with YAAF II, “Yucaipa”), and the other participants in Yucaipa’s proxy solicitation named in this Proxy Statement (together with Yucaipa, the “Participants”), of proxies to be used at the 2010 Annual Meeting of Stockholders of Barnes & Noble (together with any adjournments, postponements, continuations, or meetings held in lieu thereof, the “Annual Meeting”). The Annual Meeting is scheduled to be held at [            ], [            ], on Tuesday, September 28, 2010, at [            ]. This Proxy Statement and the GOLD proxy card are first being furnished to Barnes & Noble stockholders on or about August [    ], 2010.

Yucaipa is soliciting your proxy for the Annual Meeting regarding the following matters:

1.	To vote FOR the election of Yucaipa’s three director nominees, Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary (the “Yucaipa Nominees”), to serve as Barnes & Noble directors until the 2013 annual meeting of stockholders and until their respective successors are duly elected and qualified.

2.	To ratify the appointment of BDO USA, LLP (formerly BDO Seidman, LLP) as independent registered public accountants for the Company’s fiscal year ending April 30, 2011.

3.	To vote FOR Yucaipa’s proposal requesting the Board of Directors (the “Board”) to promptly amend the poison pill to raise the stock ownership threshold from 20% to 30%.

If your shares are registered in your name, please sign and date the enclosed GOLD proxy card and return it to Yucaipa, c/o MacKenzie Partners, Inc., in the enclosed postage paid envelope TODAY. You also may vote the GOLD proxy card by telephone or over the internet using the telephone and internet voting instructions printed on the GOLD proxy card.

If any of your shares are held for you in the name of a bank, bank nominee, broker or other nominee holder, only your nominee holder can vote those shares, and only with your specific voting instructions. Please contact the person responsible for your account and instruct them to sign, date and return a GOLD proxy card or vote your shares by telephone or over the internet on your behalf. Please confirm your voting instructions in writing to the person responsible for your account and provide a copy of those instructions to Yucaipa, c/o MacKenzie Partners, Inc., at the address set forth below, so that we are aware of your instructions and can confirm your shares are voted as instructed.

If you hold shares in more than one account, or under different names, or if you hold some shares in your name and other shares are held for you in the name of a nominee holder, you may receive multiple copies of this Proxy Statement, multiple copies of the GOLD proxy card, or more than one set of voting instruction materials. It is important that you sign, date and return all GOLD proxy cards and all voting instruction cards you receive from your nominee holders (or that you use the telephone and internet voting instructions on all GOLD proxy cards, or voting instruction cards sent by your nominee holders) to make sure all your shares are represented and voted at the Annual Meeting.

Please discard and do not sign or return any proxy card sent to you by or on behalf of Barnes & Noble, even as a sign of protest, because only your latest dated proxy card will count.

If you previously voted using a proxy card sent to you by or on behalf of Barnes & Noble, you have every right to change your vote. To revoke any proxy card you already sent to Barnes & Noble, please sign, date, and mail the enclosed GOLD proxy card in the enclosed postage paid envelope today. You also may revoke a prior Barnes & Noble proxy by submitting a later vote by telephone or over the internet using the telephone or internet voting instructions printed on the GOLD proxy card, or by voting in person at the Annual Meeting. Withholding authority to vote for the Barnes & Noble nominees on a Barnes & Noble proxy card is not the same as voting FOR the Yucaipa Nominees or FOR Yucaipa’s proposal to amend the poison pill, so please be sure to vote using the GOLD proxy card today!

THE ELECTION OF THE YUCAIPA NOMINEES REQUIRES THE AFFIRMATIVE VOTE OF A PLURALITY OF THE VOTES CAST. THE RIGGIO FAMILY AND OTHER COMPANY INSIDERS NOW OWN OVER 33% OF THE STOCK, SO YOUR VOTE IS EXTREMELY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

PLEASE VOTE “FOR” THE ELECTION OF YUCAIPA’S NOMINEES AND “FOR” YUCAIPA’S PROPOSAL TO AMEND THE POISON PILL, BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you have any questions, require assistance with voting your GOLD proxy card,

or need additional copies of the proxy materials, please contact:

105 Madison Avenue

New York, NY 10016

bks@mackenziepartners.com

(212) 929-5500 (Call Collect)

Or

TOLL-FREE (800) 322-2885

*    *    *

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: This Proxy Statement and any other proxy soliciting materials filed by Yucaipa with the Securities and Exchange Commission (the “SEC”) in connection with Yucaipa’s solicitation of proxies for the Annual Meeting (collectively, the “Yucaipa Proxy Materials”) are available without charge at the SEC’s website at http://www.sec.gov or at http://www.viewourmaterial.com/BKS.

REASONS FOR THE SOLICITATION

We believe Barnes & Noble’s stockholders deserve better leadership than the current Board has provided. We believe the incumbent Board is rife with business and personal conflicts and historically has been a rubber stamp for the Riggio family’s interests. In our view, this Board’s failure to act independently of the Riggio family’s agenda has contributed to the Company’s poor stock performance, has enriched the Riggio family at the expense of the other Barnes & Noble stockholders, and has led to numerous corporate governance and strategic missteps.

We believe Leonard Riggio has significant influence on the Board through his business and personal relationships.

A majority of the members of the Board have a business or personal relationship with Leonard Riggio, the Chairman of Barnes & Noble. Stephen Riggio, the Vice Chairman of the Board and until recently the CEO, is Leonard Riggio’s younger brother. Lawrence Zilavy is Leonard Riggio’s personal money manager, is a trustee and executor under various Riggio family trusts and wills, and received a $1 million bonus in connection with the Company’s acquisition of Barnes & Noble College Booksellers, Inc. (“B&N College”). Michael Del Giudice, the Board’s designated lead independent director and a member of all of the Board’s standing committees, is the founder and Chairman of the manager of an investment fund in which Leonard Riggio has a $20 million investment commitment and also sits with Mr. Riggio on the New York Racing Association’s board of directors. Irene Miller was hired by Leonard Riggio almost 20 years ago and ultimately was promoted to become the Company’s CFO, a position she held from September 1993 to June 1997.

The Company’s stock has performed poorly, both on an absolute and relative basis.

Since August 2009, the Company’s stock price has decreased approximately 44% to $12.97, as of July 30, 2010. Although volatility in the overall stock market during this period affected a wide range of companies across various industries, the Company’s stock performed poorly during the same time period relative to the S&P 500, Dow Jones Specialty Retail Index and the Company’s self-selected peer group, which increased by approximately 10%, 16% and 38%, respectively:

Note: The Compensation Peer Index is comprised of the following companies that the Company identified in its proxy materials for the Annual Meeting as the peer group used in determining executive compensation for fiscal year 2010: Autozone, Inc., Bed Bath & Beyond Inc., Blockbuster, Inc., Borders Group, Inc., Dicks Sporting Goods, Inc., Limited Brands, Inc., Officemax, Inc., Petsmart, Inc., Radioshack Corp., Retail Ventures, Inc., Williams-Sonoma, Inc. and Zale Corp.

In addition, the Company’s total stockholder return over the one-year, three-year and five-year periods ended July 30, 2010 has been in the bottom 10th percentile as compared to the total stockholder returns of the other companies in the Dow Jones Specialty Retail Index, as reflected below:

Note: This table compares the cumulative total stockholder return of an investment in Barnes & Noble common stock for the one year, three year and five year periods ended July 30, 2010 with the cumulative total stockholder returns of the other companies in the Dow Jones Specialty Retail Index over those periods. Total return values assume (i) the investment of $100 in Barnes & Noble common stock and the companies in the Dow Jones Specialty Retail Index on the first trading day of the relevant period and (ii) reinvestment of all dividends.

The Riggio family has benefited from multiple related party transactions.

Numerous Ongoing Related Party Arrangements

Since the Company’s IPO, the Company has engaged in numerous related party transactions involving the Riggio family with a value of over billions of dollars. The following are just a few selected examples of these related party transactions:

	Fiscal Year 2010 Value	Cumulative Value
Leasing of office spaces, warehouse and bookstores from entities in which the Riggio family has an interest.	$6.2 million	$67.3 million

Purchase of textbooks from MBS Textbook Exchange, Inc., an entity in which the Riggio family has a majority interest.	$24.2 million	$99.8 million

This arrangement was extended for a 10 year term in connection with the B&N College acquisition.

Freight distribution services for the Company’s retail stores from Argix Direct Inc., a company 20% owned by Leonard and Stephen Riggio’s brother, or another related party.	$16.5 million	$235.8 million

Note: The value of the above selected related party transactions was calculated from dollar amounts disclosed in the Company’s Certain Relationships and Related Transactions disclosure in its annual proxy statements and/or annual reports. With respect to the leases and the MBS Textbook Exchange, Inc. related party transactions, the Company’s disclosures included fiscal years 1993 through 2010. With respect to the Argix Direct Inc. (formerly the LTA Group, Inc.) related party transactions, the Company’s disclosures included fiscal years 1996 through 2010.

B&N College Acquisition

In our view, the most egregious of the many related party transactions was the Company’s 2009 acquisition of B&N College from Leonard Riggio and his wife for $514 million, which represents approximately 2/3 of the entire market capitalization of the Company as of July 30, 2010. The acquisition was the culmination of numerous transactions related to B&N College since the IPO, which included the Company licensing the Barnes & Noble name for use in its online textbook business from an affiliate of B&N College owned by Leonard Riggio for royalty payments totaling $32.5 million from fiscal years 2003 through 2010.

The B&N College acquisition used up millions of the Company’s cash and saddled the Company with over $400 million of new debt. In fact, $250 million of the new debt is in the form of notes payable to the Riggios, who will be paid the principal amount plus an additional approximately $85 million in interest on the notes. $100 million (plus accrued and unpaid interest) of these notes are due and payable to the Riggios on December 15, 2010, and $150 million (plus accrued and unpaid interest) of these notes are due and payable to the Riggios on September 30, 2014.

In Yucaipa’s view, the B&N College acquisition benefitted the Riggio family but does not make strategic sense for the Company. It gave Barnes & Noble over 600 retail textbook locations and essentially doubled the Company’s exposure to a “brick and mortar” market segment most at risk to technological changes, including increasing online textbook sales and digital textbook downloads. Yucaipa believes this capital could have been better and more timely utilized to support the Company’s digital media and e-books strategy.

We believe this Board has presided over governance failures and strategic missteps.

Adoption of the Poison Pill

The Company allowed its prior poison pill to lapse in 2008. Yet over the past five years, the Board allowed Leonard Riggio to increase his beneficial ownership of Company stock from 21% to over 30% of the outstanding stock. In fact, the Board accelerated his ownership increase by using the Company’s capital to fund almost $800 million in stock buybacks.

In stark contrast, within four days of Yucaipa disclosing its 16.8% ownership stake in the Company, the Board unilaterally adopted a poison pill, supposedly in response to Yucaipa’s “sudden and rapid accumulation of Barnes & Noble common stock.” However, the Board adopted the poison pill without stockholder approval (although not prohibited under Delaware corporate law), without first contacting Yucaipa to discuss its investment intentions, and despite the fact that Yucaipa notified Mr. Riggio before Yucaipa bought any Barnes & Noble stock and again before Yucaipa crossed the 5% public reporting threshold.

We believe the poison pill was intended to protect the Riggios’ position as the Company’s largest stockholders, and we believe certain provisions restricting stockholder cooperation in connection with a proxy contest were intended to, and have the effect of, entrenching the Board.

Ask yourself, whose interests was the Board seeking to protect when it adopted the poison pill but refused to allow Yucaipa or any other stockholder to buy enough stock to level the playing field with the Riggios?

Option Backdating Scandal

In 2006 and 2007, the Company was embroiled in a stock option backdating scandal in which it was investigated by the SEC and the U.S. Attorney’s office and faced several class action lawsuits. The Company paid $2.75 million to settle the class action lawsuits, and took significant accounting charges after admitting to widespread option backdating and misdating.

Irene Miller was the CFO and Vice Chairman of the Board, and incumbent directors Leonard Riggio, Stephen Riggio, Lawrence Zilavy, Michael Del Giudice, William Dillard, II, and Margaret Monaco also were on the Board, while option backdating appears to have occurred. Notably, the single director Special Committee that investigated the option backdating stated that one reason options were misdated or backdated was that the Company had an “unconventional reporting structure” in which certain internal accounting functions reported to the Chief Operating Officer and others reported to the CFO.

Flawed and Expensive CEO Succession “Process”

When Stephen Riggio stepped down as CEO, the Board effectively hired two CEOs to do one job. The Board promoted William Lynch to CEO to oversee the Company’s internet and digital initiative only nine months after he joined the Company. At the same time, the Board promoted Mitchell Klipper, who has worked for the Company or its affiliates for over 24 years, to be CEO of the retail group. The Company did not publicly disclose that it had conducted any executive search process to fill those key positions. Why does it take two “CEOs” (each of whom the Company has disclosed received approximately $15 million in total compensation in fiscal year 2010) to lead one company? Are you confident the best candidates have been identified or that the Company conducted an appropriate outside executive search process?

Perhaps most troubling, in the conference call announcing these appointments, Leonard Riggio stated that Mr. Lynch would report to the Board through Mr. Riggio. Ask yourself, is such an “unconventional reporting structure” prudent, and is it appropriate for Leonard Riggio to insert himself as the gate keeper between the CEO and the Board charged with overseeing and holding him accountable?

Stephen Riggio’s Evergreen Employment Agreement

Despite stepping down as CEO, Stephen Riggio is still highly compensated. Stephen Riggio remains Vice Chairman and was granted a new two-year employment agreement with automatic renewal provisions (a so-called “evergreen” contract). The employment agreement does not detail any specific day to day responsibilities, but provides for a $400,000 annual salary, a $600,000 or more annual bonus target and a change of control package equal to 300% of his annual compensation, plus his average bonus paid in the preceding three years, plus the value of his employee benefits.

Ask yourself, would Stephen Riggio have been appointed CEO or Vice Chairman, and would he have been kept on with such a generous compensation package after presiding over such poor performance, if he were not Leonard Riggio’s brother?

New, independent directors are especially needed in light of the Company’s exploration of strategic alternatives.

The Company recently announced it is exploring strategic alternatives and that Leonard Riggio is considering submitting a bid for the Company. We are skeptical of a strategic review process that the Company has announced “has no timetable” and on which the Company has said it will not comment unless a specific transaction is recommended or “the process is concluded.” Moreover, we question whether the Company’s sudden decision to undertake a strategic review is genuine, or just part of a strategy to thwart a proxy contest with Yucaipa or to allow the Riggios to acquire the Company while the stock, in the Company’s own words, is “significantly undervalued.”

Regardless of the Company’s motivation, we would support a strategic alternatives review process that maximizes value for all shareholders, not just Leonard Riggio. However, we are deeply concerned about the fairness and transparency of any such process, particularly one overseen by incumbent directors who historically have approved numerous related party transactions with the Riggios. Leonard Riggio already has the inside track and numerous unfair advantages compared to other potential purchasers: he received half a billion dollars from the sale of B&N College, he and his family have a locked-in 30% interest in Barnes & Noble thanks to the Company’s poison pill, and he has significant influence over the Board due to his business and personal relationships with the incumbent directors.

We believe Barnes & Noble’s stockholders deserve new directors who:

•	are independent of the Riggios,

•	will serve the interests of all non-Riggio stockholders,

•	will act as a check on related party transactions,

•	will hold management accountable for the Company’s performance, and

•	will protect the interests of all stockholders in any strategic transaction with the Riggios or any other party.

That is why we are nominating Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary for election to the Board.

The poison pill should be amended so that it does not discriminate.

Yucaipa believes the poison pill has the effect of cementing the Riggio family’s control and entrenching the Board. We believe the poison pill should be amended to end the special treatment of the Riggio family by raising the stock ownership threshold from 20% to 30% (the approximate share ownership of the Riggios when the poison pill was adopted). We believe this is even more critical now that the Company has announced it is considering a sale of the Company, because we believe the special treatment of the Riggios gives them an unfair 10% (or greater) voting and stock ownership advantage in any sale process.

In order to effect these important changes, Yucaipa urges you to vote FOR the election of the Yucaipa Nominees and FOR Yucaipa’s proposal requesting that the Board promptly amend the poison pill so that all stockholders are treated equally and to ensure that any sale process takes place on a completely level playing field.

We believe the election of the Yucaipa Nominees and the approval of our proposal to amend the poison pill will send an important message to the incumbent directors and management that Barnes & Noble’s stockholders want new voices on the Board and an end to the special treatment of the Riggio family. Yucaipa believes the election of the Yucaipa Nominees also will provide a mandate for changes intended to restore stockholder confidence and unlock stockholder value for the benefit of all Barnes & Noble stockholders. Accordingly, we believe that, if elected to the Board, Stephen F. Bollenbach and Michael S. McQuary should immediately be appointed to the Strategic Alternatives Special Committee, which the Company has announced is charged with reviewing strategic alternatives for the Company.

BACKGROUND OF THE SOLICITATION

Yucaipa has been a Barnes & Noble stockholder since November 2008, and currently owns approximately 19.2% of the outstanding stock. Yucaipa invested in Barnes & Noble because it believes the stock is undervalued and significant stockholder value can be unlocked if important changes are made, including on the Board.

Prior to first investing in Barnes & Noble, Ronald W. Burkle of Yucaipa discussed Yucaipa’s potential investment with Leonard Riggio. Approximately eight months before Barnes & Noble announced it was acquiring B&N College, Mr. Burkle and Mr. Riggio met to discuss Yucaipa’s view that the Company’s stock was undervalued and that Yucaipa was considering acquiring more stock. Mr. Burkle also suggested potential strategies to grow the Company, including by purchasing selected, high-value retail locations from Borders Group, Inc. Mr. Riggio told Mr. Burkle at this meeting that he felt maintaining liquidity was critical and he did not want to increase the Company’s exposure to the retail market or increase the Company’s indebtedness.

After the B&N College acquisition was announced, Mr. Burkle sent Mr. Riggio a letter on August 14, 2009 expressing dissatisfaction with the acquisition. In his letter, Mr. Burkle noted that the B&N College acquisition directly contradicted Mr. Riggio’s statements in their last meeting, because the acquisition decreased liquidity, significantly increased debt and doubled the Company’s exposure to technology risk.

On November 17, 2009, just four days after Yucaipa publicly reported it owned 16.8% of the Company’s common stock, the Board adopted a poison pill with a 20% stock ownership trigger applicable to all stockholders other than the Riggio family, who were grandfathered in at approximately 30%. The poison pill also contained novel provisions that Yucaipa believes were intended to prevent stockholders from communicating or cooperating in a proxy contest. The Company did not obtain stockholder approval of the poison pill (although Delaware law does not prohibit adoption of a poison pill without stockholder approval), and the Board did not attempt to contact Yucaipa to discuss Yucaipa’s investment intent prior to adopting the poison pill.

On December 23, 2009, Mr. Burkle sent a letter to Mr. Riggio repeating Yucaipa’s concerns about the B&N College acquisition, stating that that the poison pill was not in the best interests of the non-Riggio stockholders, and asking to meet with Mr. Riggio. Mr. Burkle also reminded Mr. Riggio that he had notified Mr. Riggio before Yucaipa bought any Barnes & Noble stock and again before Yucaipa crossed the 5% public reporting threshold. On January 6, 2010, Mr. Riggio responded by letter expressing disappointment with the tone of Mr. Burkle’s letters but did not address Mr. Burkle’s specific concerns and objections regarding the B&N College transaction or the poison pill.

On January 28, 2010, Mr. Burkle sent a letter to the Board questioning the reason for the poison pill. Mr. Burkle explained his concerns that the poison pill allowed the Riggios and other insiders to exert effective control over the stockholder franchise, despite owning less than a majority of the shares. Mr. Burkle also said he believed the poison pill hurts the Company’s stock price, inappropriately penalizes the non-Riggio stockholders and suggested that the Board had two different sets of rules — one for the Riggio family and one for the other Barnes & Noble stockholders. Mr. Burkle requested that Yucaipa be allowed to acquire as much common stock as the Riggio family and the other Company’s insiders held and asked the Board to confirm that the Riggio family could not acquire additional shares without triggering the poison pill.

On February 17, 2010, the Board sent a letter to Mr. Burkle rejecting his request that Yucaipa be allowed to acquire the same level of shares as the Riggio family. The letter did not directly answer Mr. Burkle’s question as to whether the Riggio family could acquire additional shares, but the Company did amend the poison pill on the same day in an effort to clarify when and how members of the Riggio family could acquire or transfer shares.

On February 25, 2010, Mr. Burkle sent another letter to the Board asking yet again whether the Riggios could own 50% of the common stock without triggering the poison pill and noting his view that the Board’s recent amendment to the poison pill only created more confusion and ambiguity. Mr. Burkle also asked the Board to confirm the poison pill would be put to a stockholder vote at the Annual Meeting, and requested a meeting with the non-management directors. Mr. Burkle also expressed his disappointment that none of the non-management directors had attempted to contact him before rejecting his request that Yucaipa be allowed to acquire the same level of shares as the Riggio family.

On March 29, 2010, Mr. Burkle and other Yucaipa representatives met with Barnes & Noble directors Michael Del Giudice and Patricia Higgins and the general counsel of Barnes & Noble to discuss the Company’s corporate governance practices. Yucaipa recommended that the Company improve its corporate governance practices by adding three to four new, independent directors to the Board. Mr. Burkle repeated the request that the poison pill be redeemed or amended to allow any stockholder to acquire the same level of share ownership as the Riggio family, and once again requested confirmation that the Riggio family could not acquire additional shares without triggering the poison pill. Mr. Burkle also stated in this meeting that Yucaipa did not seek control of the Company, did not want to litigate the poison pill if the issue could be resolved through discussions, and that Yucaipa would be willing to enter into a standstill agreement if the Company permitted Yucaipa to equalize its ownership with the Riggios.

On May 5, 2010, after the Board’s continued refusal to redeem the poison pill or amend its discriminatory stock ownership provisions, and after the Board continued to side-step Yucaipa’s direct questions regarding the interpretation and application of the poison pill, Yucaipa filed a lawsuit against the Company and the Board of Directors in Delaware Chancery Court, claiming that the Company’s directors breached their fiduciary duties in adopting the poison pill and in refusing to allow Yucaipa to acquire the same level of stock ownership level as the Riggio family. The Yucaipa complaint sought amendments to the poison pill to eliminate the discriminatory ownership provisions and to eliminate certain provisions restricting stockholder activities in connection with a proxy contest for the election of directors.

On the same day, Yucaipa’s counsel sent a letter to Barnes & Noble’s general counsel seeking, among other things, clarification as to whether the poison pill would restrict the ability of Yucaipa to work with other stockholders to nominate directors for the 2010 Annual Meeting, and again whether the poison pill would be put to a vote at the Annual Meeting and whether the Riggio family could acquire any more shares without triggering the poison pill.

On May 11, 2010, Barnes & Noble’s counsel responded by letter that the Riggios could not acquire additional shares without triggering the poison pill, other than as a result of exercising stock options or vesting of restricted stock, or with Board approval. The Company’s counsel also stated that Yucaipa could mount a proxy contest without triggering the poison pill, but could not enter into any agreement, arrangement or understanding to influence control, which the Company’s counsel indicated would include agreeing to share expenses in a proxy contest or jointly proposing a slate of director nominees. The letter also stated that the Company would put the poison pill to a stockholder vote no later than November 17, 2010, but that even if the stockholders did not ratify the poison pill, the Board would decide whether or not to terminate the poison pill.

On June 23, 2010, the Board adopted a second amendment to the poison pill, eliminating one novel provision attributing beneficial ownership of stock based on stockholders agreeing to cooperate to influence control, but did not change another provision attributing beneficial ownership based on agreements, arrangements or understandings regarding voting of shares (other than pursuant to revocable proxies). In our view, this second amendment did not clarify the scope of the poison pill and did not eliminate what we believe are inappropriate limitations on the stockholders’ fundamental voting rights.

On August 3, 2010, the Company announced the formation of a special committee of the Board to explore the Company’s strategic alternatives and that Leonard Riggio is considering the possibility of joining with an investor group to acquire the Company.

On August 11, 2010, representatives of the Company advised Yucaipa that the Board had approved the terms of a settlement agreement with Yucaipa, subject to a final review by Leonard Riggio of the press release announcing the settlement.

On August 12, 2010, a representative of the Company told representatives of Yucaipa that at a Board meeting just concluded, the Board had determined to rescind the Board’s prior approval of the settlement agreement. Also, on August 12, 2010, in the Delaware litigation matter described above, the judge ruled that the Board did not breach its fiduciary duties under Delaware law in adopting the poison pill under the circumstances and refused Yucaipa’s request to amend the poison pill to increase the triggering threshold to the level of the Riggios’ beneficial ownership at the time the pill was adopted. Yucaipa does not agree with the judge’s ruling and intends to appeal.

On August 12, 2010, Yucaipa submitted notice to Barnes & Noble of our intent to nominate the three Yucaipa Nominees for election to the Board at the Annual Meeting and to present Yucaipa’s poison pill amendment proposal, as described in greater detail in this proxy statement.

On August 13, 2010, the last business day before the record date of the Annual Meeting, Leonard Riggio acquired an additional 1.7% of the outstanding shares by exercising out-of-the-money stock options and paying approximately $2.5 million in excess of the market value for those shares, based on the closing trading price on the same date.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Barnes & Noble board of directors currently is comprised of nine directors, divided into three separate classes which are elected for staggered three-year terms. Therefore, at the Annual Meeting, three directors will be up for election. We need you to vote FOR the election of our three Yucaipa Nominees to the Board at the Annual Meeting.

None of the Yucaipa Nominees has any prior business relationships with the Company or any incumbent director, other than Mr. Burkle’s indirect interest in two of the Company’s suppliers, as described in “Certain Information Concerning the Participants.” Accordingly, we believe the Yucaipa Nominees possess the necessary independence to shake up the current rubber stamp, Riggio-centric culture of the Board and, if elected, they will act in the best interests of all Barnes & Noble stockholders.

The Yucaipa Nominees collectively have the necessary financial, technological and corporate governance experience and expertise to work constructively with their fellow directors to address the Company’s most pressing challenges, including:

•	Restoring stockholder confidence that Board decisions are driven by the interests of all stockholders and not other business or personal considerations;

•	Assessing and evaluating the Company’s corporate governance policies and procedures to ensure that value-producing best practices are in place or implemented; and

•	Creating a winning business strategy when sales are increasingly migrating online and digital downloads and e-book sales are a rapidly growing trend.

If elected, the Yucaipa Nominees plan to immediately review relevant Company information regarding the foregoing challenges and to engage in constructive dialogue with their fellow directors, with the goal of cooperatively formulating specific plans and objectives to address each of these areas of concern.

The Yucaipa Nominees

Each Yucaipa Nominee has consented to being named in this Proxy Statement and to serving as a Barnes & Noble director, if elected. Below is the name, age, present principal occupation, and the employment history and any other public company directorships held by each of the Yucaipa Nominees for at least the past five years. None of the entities listed below is a parent or a subsidiary of Barnes & Noble.

Name	Age	Present Principal Occupation, Five Year Employment History, Business Address, and Directorships
Ronald W. Burkle	57

Managing Member, The Yucaipa Companies LLC, a private investment firm based in Southern California — 1986 to present. Mr. Burkle founded Yucaipa in 1986. Yucaipa focuses on investing in large retail, manufacturing and distribution companies.

Public Company Board Experience:

•   Yahoo! Inc., Director and member of Compensation Committee and Transactions Committee —2001 to 2010.

•   Occidental Petroleum Corporation, Director and member of the Dividend Committee —1999 to 2010.

•   KB Home, Director and member of the Nominating/Governance Committee and Audit Committee of KB Home (until April 2008) —1995 to 2010.

Other Experience: Mr. Burkle has served as Chairman of the Board and significant shareholder of numerous companies including Alliance Entertainment, a distributor of music, movies and game software, Golden State Foods, and supermarket chains Dominick’s, Fred Meyer, Ralphs, and Food4Less. Mr. Burkle is Co-Chairman of the Burkle Center for International Relations at UCLA, a trustee of the Carter Center, the National Urban League and AIDS Project Los Angeles and is a member of the Board of Directors of the Frank Lloyd Wright Building Conservancy.

Stephen F. Bollenbach	68

Former Co-Chairman and Chief Executive Officer, Hilton Hotels Corporation.

Prior professional experience:

•   Hilton Hotels Corporation, Co-Chairman and Chief Executive Officer — May 2004 to October 2007; President and Chief Executive Officer — February 1996 to May 2004.

•   The Walt Disney Company, Senior Executive Vice President and Chief Financial Officer — May 1995 to February 1996.

•   Host Marriott Corporation, President and Chief Executive Officer — October 1993 to May 1995.

•   Marriott Corporation, Chief Financial Officer — March 1992 to October 1993.

•   Trump Organization, Chief Financial Officer — 1990 to 1992.

Public Company Board Experience:

•   Macy’s, Inc., Director and member of Audit Committee and Finance Committee — since 2007.

•   KB Home, Non-Executive Chairman and Member of Management Development and Compensation Committee — since 2007.

•   Time Warner Inc., Director and Chair of the Compensation Committee since 2010; also served as the Chair of the Audit and Finance Committee — from 2001 until May 2010; also served as a Time Warner Inc. director prior to its merger with AOL Inc. from 1997 until 2001.

•   American International Group Inc., Lead Independent Director — 2008 to 2009.

•   Harrah’s Entertainment, Inc., Director — 2005 to 2008.

•   Hilton Hotels Corporation, Director — 1996 to 2007.

•   Caesars Entertainment, Inc., Director — 1998 to 2005.

•   Former Director of Catellus Development Corporation.

Mr. Bollenbach is a graduate of Long Beach City College. He received a B.S. in Finance from UCLA in 1965 and an M.B.A. from California State University, Northridge in 1968.

Michael S. McQuary	50

Chairman and Chief Executive Officer, Wheego Electric Cars, Inc.

Professional Experience:

•   Wheego Electric Cars, Inc., Chairman and Chief Executive Officer — since June 2009.

•   Ellis, McQuary, Stanley & Associates, a private equity investment and consulting firm based in Atlanta, GA, Founder and Partner — since 2003.

•   Brash Music, Inc., Founder and Chief Executive Officer — since October 2002.

Prior Professional Experience:

•   Ruff & Tuff Electric Vehicles, Inc., Chairman and Chief Executive Officer — April 2007 to June 2009.

•   UseNet Server.com, LLC, an internet bulletin board service, Chief Executive Officer — 2004 to 2006.

•   EarthLink, Inc., President and Chief Operating Officer — February 2000 to May 2002.

•   MindSpring Enterprises, Inc., President and Chief Operating Officer — March 1996 to February 2000; Chief Operating Officer — September 1995 to February 2000; Executive Vice President — October 1995 to March 1996; Executive Vice President of Sales and Marketing — July 1995 to September 1995.

•   Mobil Chemical Co., Division of Mobil Corp., Manager of Operations (Reengineering) — February 1994 to June 1995; Regional Sales Manager — April 1991 to February 1994.

Public Company Board Experience:

•   EarthLink, Inc., Director — 2000 to 2002.

•   MindSpring Enterprises, Inc., Director — 1995 to 2000.

Other Experience: Mr. McQuary is a former Director of the Atlanta chapter of the National Academy of Recording Arts and Sciences (the Grammys) and Inner Strength (an Atlanta-based organization providing support to at-risk teens). Mr. McQuary also serves on the Chastain Park Conservancy Advisory Board.

Mr. McQuary received his B.A. in Psychology from the University of Virginia in 1981. He received an M.B.A. from Pepperdine University in 1984.

We believe that each Yucaipa Nominee has the qualifications, experience, attributes and skills to serve as a director of the Company, if elected, based on the following:

•

Ronald. W. Burkle: As described above, Mr. Burkle has over 25 years of entrepreneurial and investment experience, including in connection with his activities as the founder of The Yucaipa Companies LLC. Mr. Burkle has over 15 years of experience as a director of public companies, and has served on the Board of Directors and Board Committees of KB Home, Occidental Petroleum Corporation and Yahoo! Inc. This experience allows Mr. Burkle to bring to the Board real world business and investment experience, including significant experience in retail and consumer-focused businesses, and an understanding of the proper role, duties and responsibilities of public company directors. Mr. Burkle’s background also gives him significant understanding of and insight into the operations and challenges facing a large retail-oriented business.

•

Stephen F. Bollenbach: As described above, Mr. Bollenbach has more than 15 years of experience as a former CEO or senior executive of the following major companies: Hilton Hotels Corporation (former Co-Chairman, CEO and President), The Walt Disney Company (former Senior Executive Vice President and CFO), Host Marriott Corporation (former President and CEO) and Marriott Corporation (former CFO). He has over 20 years of experience as a director of public companies, and has served on the Board of Directors and Board Committees of Macy’s, Inc., KB Home, Time Warner Inc., American International Group Inc., Harrah’s Entertainment, Inc., Hilton Hotels Corporation and Caesars Entertainment, Inc. Mr. Bollenbach’s service as a director at large public companies gives him deep knowledge of corporate governance and the proper role, duties and responsibilities of public company directors. This experience allows Mr. Bollenbach to bring to the Board years of relevant management and Board-level experience and financial expertise with respect to business, financial and corporate governance matters.

•

Michael S. McQuary: As described above, Mr. McQuary has more than 15 years of experience as a former CEO or senior executive of the following technology-focused companies: Wheego Electric Cars, Inc. (CEO), Brash Music, Inc. (CEO), Usenetserver Inc. (CEO), EarthLink, Inc. (President and COO) and MindSpring Enterprises, Inc. (President and COO). He has nearly 7 years of experience as a director of public companies, and has served on the Board of Directors of EarthLink, Inc. and MindSpring Enterprises, Inc. This experience allows Mr. McQuary to bring to the Board real world business experience, including significant experience in technology-focused businesses. Mr. McQuary’s media and technological background gives him a meaningful insight into the operations and technological challenges facing the Company, including the implementation of its digital plans and the sale of new media.

We believe each Yucaipa Nominee satisfies the independence standards described in the Listed Company Manual of the New York Stock Exchange and the independence standards applicable to Barnes & Noble under paragraph (a)(1) of Item 407 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (including any applicable rules and regulations promulgated thereunder, the “Exchange Act”), and none has any material relationship with Barnes & Noble that we believe would compromise their independence.

However, as described under “Certain Information Concerning the Participants” and as previously disclosed by the Company, Mr. Burkle has an indirect interest in a supplier of the Company and had an indirect interest in another supplier of the Company. We do not believe Mr. Burkle’s current or former indirect interests in these entities is a material interest or that their relationship with the Company would impact Mr. Burkle’s independence.

Arrangements and Understandings with Yucaipa Nominees

Yucaipa entered into written agreements with each Yucaipa Nominee, other than Ronald W. Burkle. Under these agreements, Yucaipa agreed to pay each Yucaipa Nominee other than Mr. Burkle $100,000 for acting as a Yucaipa Nominee, to reimburse them for out-of-pocket expenses incurred in connection with serving as a Yucaipa Nominee, and to indemnify them in connection with their nomination and service as a Yucaipa Nominee, subject to certain limitations.

Under these agreements, the Yucaipa Nominees would not be entitled to additional compensation, or to continued indemnification by Yucaipa for any future acts or omissions, once elected to the Barnes & Noble board of directors.

Effect of Electing Yucaipa Nominees

If elected, the Yucaipa Nominees will constitute a minority of the Board, and will not be able to implement changes at Barnes & Noble without the support of at least some incumbent members of the Board. However, if elected, we expect the Yucaipa Nominees to forcefully express their views and recommendations to the other directors regarding strategic alternatives for the Company, related party transactions, the Company’s business and strategy, and relevant corporate governance issues.

If elected to the Board, the Yucaipa Nominees plan to:

•	Urge the Board to immediately appoint Messrs. Bollenbach and McQuary to the Strategic Alternatives Special Committee.

•	Propose that each committee of the Board be reconstituted to consist of solely independent directors, including at least one of the Yucaipa Nominees.

•	Request that the Board institute a policy that only truly independent directors can be considered for the position of Chairman of the Board or Lead Independent Director.

•	Request that the Board institute a policy that the Company’s CEO report directly to the full Board, and not through Leonard Riggio as Chairman of the Board.

•

Review all relevant non-public information available to the Board in order to work cooperatively with their fellow directors in determining the Company’s business strategy and strategic direction, including the exploration of strategic alternatives.

There can be no assurance that the Yucaipa Nominees will be successful in convincing the other directors to make the changes described above or in promoting other changes if they are elected, or that the election of the Yucaipa Nominees will reduce the number of related party transactions, improve the Company’s business, or otherwise enhance stockholder value. Your vote to elect the Yucaipa Nominees will have only the legal effect of replacing three incumbent directors of the Company with the Yucaipa Nominees, although we do believe it will send a powerful message for change to the incumbent directors and will provide a stockholder mandate for change.

Given Leonard Riggio’s historical knowledge of the Company’s affairs and his share ownership, if all three of Yucaipa’s nominees are elected to the Board at the Annual Meeting, Yucaipa would not object if the Board subsequently determined to appoint Mr. Riggio to fill a vacancy on the Board resulting from the departure of any other non-independent member of the incumbent Board.

Yucaipa expects each of the Yucaipa Nominees will be able to stand for election at the Annual Meeting. However, if any Yucaipa Nominee is unable to serve or for good cause will not serve as a Yucaipa Nominee or as a Barnes & Noble director if elected, Yucaipa intends to nominate a substitute nominee in their place. In addition, Yucaipa reserves the right to nominate substitutes for any of the Yucaipa Nominees or additional nominees if the Company makes or announces any changes to the Company’s certificate of incorporation or bylaws or takes or announces any other action that would have the effect of disqualifying any Yucaipa Nominee or increasing the number of directors to be elected at the Annual Meeting. In any such case, all shares of Barnes & Noble common stock represented by GOLD proxy cards will be voted for the election of Yucaipa’s substitute nominees and any additional Yucaipa nominees, in the absence of specific marked instructions from the stockholder whose shares are represented by the GOLD proxy card.

Yucaipa recommends you vote the GOLD proxy card “FOR” the election of all three Yucaipa Nominees (Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary) by marking, signing, dating and returning the enclosed GOLD proxy card in the enclosed postage paid envelope or vote your shares by telephone or over the internet using the telephone and internet voting instructions on the GOLD proxy card today!

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTANTS

The Company has proposed that the stockholders ratify the appointment of BDO USA, LLP (formerly BDO Seidman, LLP) as independent registered public accountants for the Company’s fiscal year ending April 30, 2011 at the Annual Meeting.

Please refer to Barnes & Noble’s proxy statement for the Annual Meeting for a more detailed discussion of this proposal. If you sign and return a GOLD proxy card and do not indicate how you want your shares voted on Proposal 3, your shares will be voted “for” ratification of the appointment of BDO USA, LLP as Barnes & Noble’s independent registered public accountants.

PROPOSAL 3 — YUCAIPA’S PROPOSAL TO AMEND THE POISON PILL

Yucaipa’s Proposal to Amend the Poison Pill is as follows:

“RESOLVED, that the stockholders of the Company hereby request the Board of Directors to promptly take all actions necessary to amend the Company’s Rights Agreement, dated as of November 17, 2009, as amended February 17, 2010 and June 23, 2010, between the Company and Mellon Investor Services LLC (as amended from time to time, the “Poison Pill”) to make it non-discriminatory and equally applicable to all stockholders, by increasing the beneficial ownership triggering threshold of the Poison Pill from 20% to 30% (the approximate percentage of the Company’s outstanding common stock beneficially owned by Leonard Riggio and Stephen Riggio at the time the Poison Pill was adopted) by amending the definition of “Acquiring Person” to substitute “30%” for all references to “20%” in such definition.”

Background of the Company’s Poison Pill

On November 17, 2009, the Board declared a dividend distribution of one preferred share purchase right (a “Right”) for each share of common stock outstanding on November 27, 2009.1 The Rights become exercisable upon certain specified events, including when any non-Riggio stockholder acquires beneficial ownership of 20% or more of the outstanding Barnes & Noble common stock, whether as a result of acquiring shares or being deemed to beneficially own another stockholder’s shares as a result of entering into

[1]

Additional information regarding the poison pill (formally known as the Rights Agreement) and the associated Rights (including a copy of the Rights Agreement and each subsequent amendment) was filed by the Company on a Form 8-K on November 18, 2010, February 17, 2010 and June 23, 2010, and can be obtained without charge at the SEC’s website at http://www.sec.gov.

any agreement, arrangement or understanding with the other stockholder for the purpose of acquiring, holding, voting, or disposing of shares. The Board approved a special Riggio family exception to the poison pill stock ownership limitations which grandfathered the Riggios’ stock ownership in at over 30%, and included a provision permitting the Riggios to acquire even more stock with Board approval, a provision that does not apply to any other stockholder.

The Board amended the poison pill on February 17, 2010 and again on June 23, 2010 in what we believe was an unsuccessful attempt to clarify its scope and application.

Barnes & Noble has publicly stated it will put the poison pill to a stockholder vote no later than November 17, 2010. However, the Company has refused to bring the poison pill to a stockholder vote at the Annual Meeting. We believe it is wholly inappropriate for the Company to waste the time and money to hold a special meeting less than two months after the Annual Meeting solely to vote on the poison pill, when that vote easily could be held at the Annual Meeting.

Ask yourself, why won’t the incumbent Board let the stockholders have their say on the poison pill at the Annual Meeting?

We also are deeply disappointed that the Company has refused to commit to terminate the poison pill if the stockholders vote it down. The Company has said the Board ultimately will decide themselves whether to maintain the poison pill, even if the stockholders do not ratify the poison pill once the Company finally allows the stockholders to vote on the poison pill. We believe ignoring the will of stockholders is wrong, and we believe the Board should promptly act if the stockholders vote to approve Yucaipa’s proposal to amend the poison pill, particularly given the poison pill’s significant impact on the stockholders’ voting franchise.

The Poison Pill Discriminates Against Non-Riggio Stockholders and Creates an Uneven Playing Field

Given that the poison pill was adopted only four days after Yucaipa publicly reported it owned 16.8% of its stock and that it contains custom exceptions for the Riggio family’s benefit, we believe the poison pill was intended to prevent Yucaipa or other stockholders from exercising their stockholder franchise to challenge the Riggios’ dominance through a proxy contest. We believe this is supported by the fact that Mr. Burkle told Leonard Riggio that Yucaipa had no intent to acquire control of the Company, none of Yucaipa’s SEC filings have ever stated an intent to take control, and Yucaipa historically has never made a hostile a takeover. Therefore, although Delaware corporate law does not prohibit the adoption of a poison pill without stockholder approval, and despite the judge’s determination that the Board did not breach their fiduciary duties under Delaware law in adopting the poison pill, in our view there was no takeover threat that would justify the Board unilaterally adopting a discriminatory poison pill. In fact, in the words of the Barnes & Noble lawyer who authored the poison pill, it was designed to “freeze the situation so nobody outside of Len Riggio” could own more than 20% of the stock. Accordingly, Yucaipa intends to appeal the judge’s ruling.

We believe the poison pill in its present form (i) inappropriately discriminates against non-Riggio stockholders, (ii) provides the Riggios substantial control over the Company and its Board, despite owning less than a majority of the shares, and (iii) acts to entrench the existing Board.

However, Yucaipa understands that under certain circumstances a poison pill may be justified, including as a defense or negotiating tool in a hostile takeover in which the stockholders are not offered a fair control premium. Moreover, given Leonard Riggio’s accumulation of an over 30% position over the past few years and his professed belief that he should be the largest Barnes & Noble stockholder, a poison pill may benefit the other stockholders by preventing the Riggio family from amassing enough stock to preclude or limit the Company’s value-creating or value-maximizing alternatives. However, these facts do not justify the adoption of the poison pill in its current form.

Put another way, if the Board believes a stockholder holding 30% of the stock is some how a threat, why did the Board authorize stock buybacks and allow Leonard Riggio to acquire additional shares to increase his stake from 20% to over 30% in the last few years? If Leonard Riggio is not viewed as a threat, as is implied by the Board’s permitting, and in fact facilitating, Leonard Riggio’s ownership increase, then how can the Board reasonably consider any other stockholder holding the same level of stock to be a threat?

Accordingly, Yucaipa believes the poison pill should be amended to level the playing field by applying the same ownership limits to all stockholders. We also believe a level playing field is the best way to maximize shareholder value in a sale process, by not deterring bids from third parties who otherwise may be concerned that Leonard Riggio’s 10% (or greater) voting and stock ownership advantage would prevent a fair process.

Yucaipa recommends you vote the GOLD proxy card “FOR” Yucaipa’s Proposal to Amend the Poison Pill (Proposal 3) by marking, signing, dating and returning the GOLD proxy card in the enclosed postage paid envelope or by voting your shares by telephone or over the internet using the telephone and internet voting instructions on the GOLD proxy card today!

OTHER MATTERS

The Participants are not aware of any other matters to be presented at the Annual Meeting. If any other matters that were unknown a reasonable time before Yucaipa’s solicitation for proxies do properly come before the Annual Meeting (including any motion to cancel, adjourn, continue or postpone the Annual Meeting), the persons named as proxy holders on the GOLD proxy card or their substitutes will vote the shares represented by GOLD proxy cards on such other matters in their discretion in accordance with their judgment.

VOTING MATTERS

Record Date

The close of business on August 16, 2010 is the record date for determining the Barnes & Noble stockholders entitled to notice of and to vote at the Annual Meeting. Each share of common stock outstanding as of the record date entitles the record holder thereof to one vote on each matter voted on by the stockholders at the Annual Meeting. If you were a stockholder of record on the record date, you will retain your right to vote any shares you held as of the record date at the Annual Meeting, even if you sell those shares after the record date.

Given that the Riggio family and other Company insiders now own over 33% of the outstanding stock, it is critical that you vote the GOLD proxy card with respect to all shares you held of record as of the record date, even if you sell your shares after the record date.

According to Barnes & Noble’s Proxy Statement for the Annual Meeting, there were 58,856,320 shares of Barnes & Noble common stock outstanding as of June 30, 2010. As of August 12, 2010, Yucaipa owned an aggregate of 11,291,213 shares of Barnes & Noble common stock, representing approximately 19.2% of the shares of Barnes & Noble common stock outstanding as of June 30, 2010. Yucaipa intends to vote all of its shares of Barnes & Noble common stock:

•	“FOR” the election of all of Yucaipa Nominees (Proposal 1);

•	“FOR” ratification of the appointment of BDO USA, LLP as Barnes & Noble’s independent registered public accountants (Proposal 2);

•	“FOR” approval of Yucaipa’s Proposal to Amend the Poison Pill (Proposal 3); and

•	in their discretion on any other matters that properly come before the stockholders at the Annual Meeting.

Quorum and Broker Non-Votes

Under Delaware law, a quorum is required to transact business at the Annual Meeting. A quorum is the presence, either in person or by proxy, of a majority of the shares outstanding and entitled to vote at the Annual Meeting. Abstentions, shares voted “withhold” and broker non-votes are considered to be shares present for the purpose of determining whether a quorum exists.

A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular “non-routine” matter because the nominee does not have discretionary voting power and has not received voting instructions from the beneficial owner with respect to that matter. Ratification of the appointment of independent registered public accountants is considered a “routine” matter as to which nominees will have the discretion to vote in the absence of voting instructions. The election of directors at the Annual Meeting is considered to be “non-routine,” so banks, brokers and other nominee holders will not have discretionary authority to vote your shares in the election.

Similarly, Yucaipa’s proposal to amend the poison pill is a “non-routine” matter as to which your bank, broker or other nominee holder will not have voting discretion. Therefore, your shares will not be voted with respect to those “non-routine” matters unless you specifically instruct your bank, broker or other nominee holder how you want them to vote your shares. Please instruct your nominees to vote your shares “FOR” the three Yucaipa Nominees (Proposal 1) and “FOR” Yucaipa’s proposal to amend the poison pill (Proposal 3) today.

Votes Required

Director Elections

Under Barnes & Noble’s bylaws, directors are elected by a plurality of the votes cast in the election of directors. Plurality voting means that those individuals who receive the highest number of votes cast “for” their election are elected as directors, up to the maximum number of directors up for election. The three director candidates receiving the highest number of “for” votes at the Annual Meeting therefore will be elected to the Barnes & Noble board of directors. Votes cast “against” or “withheld” with respect to any specific director nominee will not offset or cancel other votes cast “for” that nominee. Broker non-votes will not be counted in the director election vote totals.

Other Proposals

Under Delaware law, the affirmative vote of a majority of the shares of Barnes & Noble common stock represented in person or by proxy and entitled to vote at the Annual Meeting is required to approve Yucaipa’s proposal to amend the poison pill (Proposal 3). An affirmative vote means that a vote must be specifically cast “FOR” approval of Yucaipa’s poison pill amendment proposal. Consequently, any shares not affirmatively voted “FOR” Yucaipa’s poison pill amendment proposal (even as a result of an abstention) will have the same effect as a vote “against” the proposal. Broker non-votes will not be included in the vote totals and will have no effect on the vote on Yucaipa’s poison pill amendment.

The same voting standards will apply to the Company’s proposal to ratify the appointment of BDO USA, LLP as the independent registered public accountants of the Company (Proposal 2).

Voting by Record Holders

If you are the record holder of your shares, you can vote your shares in any of the following four ways:

•	Sign, date and return the GOLD proxy card in the enclosed postage paid envelope;

•	Vote by telephone using the telephone voting instructions on the GOLD proxy card;

•	Vote over the internet using the internet voting instructions on the GOLD proxy card; or

•

Vote in person at the Annual Meeting by submitting your GOLD proxy at the meeting or using one of the written ballots that will be distributed to stockholders of record who attend the Annual Meeting and wish to vote in person.

If you want to vote by telephone or over the internet, you will need to provide the unique control number printed on your GOLD proxy card. In addition to the voting instructions printed on the GOLD proxy card, step-by-step voting instructions will be provided by a recorded telephone message for stockholders submitting proxies by telephone, or at the designated website for stockholders submitting proxies over the internet. Stockholders submitting proxies by telephone will receive confirmation on the telephone that their vote by telephone was successfully submitted, and stockholders voting over the internet may provide an email address for confirmation that their internet vote was successfully submitted. If you vote by telephone or over the internet pursuant to the voting instructions on the GOLD proxy card, you do not need to return a GOLD proxy card.

Even if you plan to attend the Annual Meeting, please sign, date and return your GOLD proxy card in the enclosed postage paid envelope, in case your plans change. All valid GOLD proxies received prior to the Annual Meeting will be voted at the Annual Meeting. If you provide voting instructions as to any specific proposal on the GOLD proxy card, your shares will be voted in accordance with your instructions.

Revoking A Proxy (Record Holders)

Any stockholder of record may revoke a proxy or change prior proxy instructions at any time prior to the vote at the Annual Meeting in any of the following ways:

•	by submitting a properly executed, later-dated GOLD proxy card, which will revoke all earlier-dated proxy cards for the Annual Meeting;

•	by voting by telephone or over the internet using the telephone or internet voting instructions on your GOLD proxy card;

•	by attending the Annual Meeting and voting in person, although attending the Annual Meeting alone without voting will not in and of itself revoke a prior proxy; or

•	by delivering written notice of revocation either to (i) Yucaipa, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or to (ii) the Corporate Secretary of Barnes & Noble.

Although a notice of revocation is effective if delivered to Barnes & Noble, please also send either the original or a copy of any revocation notice to Yucaipa, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, so that Yucaipa will be aware of your proxy revocation.

If you previously signed and returned a Barnes & Noble proxy card, please revoke it immediately by using one of the revocation methods described above. Please also discard and do not return any proxy card that may be sent to you by or on behalf of Barnes & Noble.

Voting in the Absence of Specific Instructions

If you sign and return a GOLD proxy card and do not provide specific voting instructions on the GOLD proxy card as to a specific matter, your shares will be voted, as applicable:

•	“FOR” the election of Yucaipa Nominees Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary as directors (Proposal 1);

•	“FOR” Ratification of the Appointment of BDO USA, LLP as the Company’s independent registered public accountants (Proposal 2);

•	“FOR” Yucaipa’s Proposal to Amend the Poison Pill (Proposal 3); and

•	in the discretion of the proxy holders named in the GOLD proxy card or their substitutes as to any other matters that properly come before the Annual Meeting.

Voting by Beneficial Owners

Any shares held for you in the name of a bank, broker or other nominee holder on the record date can only be voted by the nominee holder in whose name the shares are held, and only upon receipt of your specific voting instructions. As the beneficial owner, you have the right to tell your nominee holder how to vote the shares they hold for you, and your bank, broker or other nominee holder should have enclosed a voting instruction card for you to tell them how you want them to vote your shares. Please return every voting instruction card as early as possible to ensure that all of your shares will be voted in accordance with your instructions, or contact the person responsible for your account and instruct them to execute and return a GOLD proxy card for your shares as soon as possible, voting “FOR” the election of each of the Yucaipa Nominees, and “FOR” Yucaipa’s proposal to amend the poison pill. You also may attend the Annual Meeting and vote your shares in person; however, since you are not the stockholder of record for any shares held for you by a nominee holder, you must specifically request and obtain a document called a “legal proxy” from your bank, broker or other nominee holder and bring it with you to the Annual Meeting.

If you wish to change your vote after you instruct your nominee holder how to vote the shares they hold for you, please contact the person responsible for your account for specific instructions as to how to change your vote.

Cost and Method of Solicitation

Proxies may be solicited in person, by mail, advertisement, telephone, telecopier, the internet or email. Proxies may be solicited by the Yucaipa Nominees, by Yucaipa, and by employees, officers and representatives of Yucaipa or its affiliates, none of whom have been specially retained to engage in the solicitation and none of whom will receive any additional compensation for such solicitation. Proxies also will be solicited from individuals, banks, bank nominees, brokers, and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of any Barnes & Noble common stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in doing so.

All expenses of nominating the Yucaipa Nominees, proposing Yucaipa’s proposal to amend the poison pill, and Yucaipa’s proposed proxy solicitation described in this proxy statement are being borne by Yucaipa. Yucaipa has retained the services of MacKenzie Partners, Inc. as its proxy solicitor to assist in soliciting proxies for the election of the Yucaipa Nominees and for Yucaipa’s poison pill amendment proposal, and will pay MacKenzie Partners, Inc. customary compensation for doing so. MacKenzie Partners, Inc. is expected to use 45 employees to solicit proxies for the election of the Yucaipa Nominees and with respect to the proposals described in this proxy statement. Costs related to the solicitation of proxies include expenditures for printing, postage, legal, accounting, financial advisors, public relations advisors, solicitors, advertising, transportation, litigation, if any, and related expenses incidental to the proposed proxy solicitation, which are expected to be approximately $600,000, of which approximately $125,000 has been expended to date. The foregoing amounts exclude expenses related to Yucaipa’s litigation with respect to the poison pill.

If any of the Yucaipa Nominees are elected to the Barnes & Noble board of directors, Yucaipa intends to seek reimbursement of its proxy solicitation expenses from the Company, but does not intend to submit such reimbursement to a vote of Barnes & Noble stockholders.

If you have any questions or need assistance in voting your shares using the GOLD proxy card, or if you need directions to attend the Annual Meeting to vote your shares in person, please contact MacKenzie Partners, Inc., Yucaipa’s proxy solicitor, at the following address:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

Or

TOLL-FREE (800) 322-2885

bks@mackenziepartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

In addition to YAAF II and YAAF II Parallel and the three Yucaipa Nominees (who are Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary), the following are Participants in the solicitation of proxies pursuant to this Proxy Statement: Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”); Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”); Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”); The Yucaipa Companies LLC, a Delaware limited liability company (“The Yucaipa Companies”); and Robert P. Bermingham.

Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF II LLC, which, in turn, is the general partner of each of YAAF II and YAAF II Parallel. The principal business of each of the foregoing Participants is investing. Mr. Burkle also is the managing member of the Yucaipa Companies. Mr. Bermingham is Vice President and General Counsel of The Yucaipa Companies.

For more information regarding (i) ownership of Barnes & Noble common stock by Yucaipa, the other Participants, and the Yucaipa Nominees and (ii) purchases or sales of Barnes & Noble common stock during the past two years by Yucaipa, the other Participants, and the Yucaipa Nominees, please see Annex A to this Proxy Statement.

Except as described in this Proxy Statement, no Yucaipa Nominee is involved in any material proceeding with respect to Barnes & Noble or any of its subsidiaries. Except as set forth above or as otherwise described in this Proxy Statement, there is no other arrangement or understanding between any Yucaipa Nominee and any other person pursuant to which such Yucaipa Nominee was or is to be selected as a Yucaipa Nominee or elected as a Barnes & Noble director. No Yucaipa Nominee currently holds any position or office with the Company or any of its subsidiaries or has ever served as a director of the Company or any of its subsidiaries.

Except as set forth in this Proxy Statement or in Annex A attached:

•	no Participant directly or indirectly beneficially owns any securities of the Company or any parent or subsidiary of the Company;

•	no Participant owns any securities of the Company which are owned of record but not beneficially;

•	no Participant has purchased or sold any securities of the Company during the past two years;

•

no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

•

no Participant is, or within the past year was, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies;

•	no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company;

•

no Participant or any associate thereof was a party to, or had a direct or indirect material interest with respect to, any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000;

•	no Participant has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and similar misdemeanors) during the past ten years;

•

no Participant or any associate thereof has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and

•

no person, including the Participants, who is a party to an arrangement or understanding pursuant to which the Yucaipa Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise, in any manner to be acted on at the Annual Meeting.

For the purposes of the foregoing, the term “associate” has the meaning set forth in Rule 14a-1 of Regulation 14A promulgated under the Exchange Act.

The Yucaipa Nominees have no substantial interest (by security holdings or otherwise) in the matters described in this Proxy Statement, other than as described herein or their interest in being elected as Barnes & Noble directors and their interest in having a mandate to improve corporate governance practices and to work to unlock value for all stockholders upon election to the Board.

As described in this Proxy Statement, Yucaipa and its affiliates, including Mr. Burkle, have been capped at a 20% stock ownership level because of the stock ownership limitations in the poison pill and previously asked the Board to allow Yucaipa to acquire the same amount of common stock as is held by the Riggio family. In addition, Yucaipa sued the Company and the incumbent board in the Delaware Chancery Court with respect to the poison pill. The judge ruled the Board did not breach its fiduciary duties under Delaware law in adopting the poison pill under the circumstances and refused Yucaipa’s request to amend the poison pill to increase the triggering threshold to the same level of the Riggios’ beneficial ownership at the time the pill was adopted. Yucaipa disagrees with the judge’s ruling and intends to appeal.

Other than the interest they have as beneficial owners of Barnes & Noble stock, the other Participants have no substantial interest (by security holdings or otherwise) in the matters described in this Proxy Statement, other than as described herein. Although the other Participants do not believe it constitutes a substantial interest, as previously disclosed by the Company, Mr. Burkle has an indirect majority ownership interest in AEC Associates, L.L.C. (“AEC”) and, through his affiliates, is the indirect control person of AEC. Leonard Riggio also has an ownership interest in AEC. AEC in turn has a majority interest in Digital on Demand, Inc., which is a supplier to the Company of music and video database equipment and services. As reported by the Company in its proxy statement for the Annual Meeting, the Company paid Digital on Demand, Inc. $2,992,000, $1,960,000, $4,893,000 and $4,396,000 during fiscal year 2010, the 2009 fiscal year transition period, fiscal year 2008 and fiscal year 2007, respectively. AEC also had a minority interest in Source Interlink Companies, Inc., which is the primary supplier of music, DVDs, magazines and newspapers to the Company. Pursuant to the confirmation order of the United States Bankruptcy Court of the District of Delaware, as of June 19, 2009 (the “Discharge Date”), the equity interest held by AEC and the other then owners of Source Interlink were discharged, cancelled, released and extinguished. As reported by the Company in its proxy statement for the Annual Meeting, the Company paid Source Interlink Companies, Inc. $33,959,000, $91,077,000, $395,144,000 and $438,159,000 for merchandise purchased at market prices during fiscal year 2010 prior to the Discharge Date, the 2009 fiscal year transition period, fiscal year 2008 and fiscal year 2007, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

To Yucaipa’s knowledge after due inquiry, all Participants have timely filed any filings required to be made by them under Section 16(a) of the Exchange Act.

ADDITIONAL INFORMATION

Yucaipa has omitted from this Proxy Statement certain information regarding Barnes & Noble that may be deemed to be required to be included in this proxy statement by applicable law and that is required to be included in the Barnes & Noble proxy statement for the Annual Meeting. This information includes, among other things:

•

Information relating to the ownership of Barnes & Noble securities by certain beneficial owners (see the section entitled “– Security Ownership of Certain Beneficial Owners and Management” in the Barnes & Noble proxy statement);

•

Information concerning the procedures for submitting stockholder proposals and director nominations and for consideration of stockholder proposals for inclusion in Barnes & Noble’s proxy materials (see the section entitled “Other Matters” in the Barnes & Noble proxy statement);

•

Information regarding Barnes & Noble’s directors, including its nominees for election at the Annual Meeting and its executive officers (see the sections entitled “Election of Directors – Proposal 1” and “Corporate Governance” in the Barnes & Noble proxy statement); and

•

Information regarding Barnes & Noble’s compensation policies and compensation paid or payable to its directors and executive officers (see the sections entitled “Compensation Discussion and Analysis,” “Other Compensation Related Information,” and other relevant disclosures in the Barnes & Noble proxy statement).

Stockholders should refer to Barnes & Noble’s proxy statement to review Barnes & Noble’s disclosures with respect to these matters. Stockholders are advised that Yucaipa did not prepare the Barnes & Noble proxy statement or Barnes & Noble’s other SEC filings and does not have first hand knowledge of, and therefore has not independently verified the accuracy or completeness of, the information contained in any of Barnes & Noble’s public filings.

Please vote TODAY by signing, dating and returning the GOLD proxy card in the enclosed postage paid envelope or by voting your shares by telephone or over the internet using the voting instructions on the GOLD proxy card:

•	“FOR” the election of each of the Yucaipa Nominees (Proposal 1); and

•	“FOR” Yucaipa’s Resolution to Amend the Poison Pill (Proposal 3)

Date: August [    ], 2010

Thank you for your time and support,

THE YUCAIPA COMPANIES LLC

on behalf of

Yucaipa American Alliance Fund II, L.P.

and

Yucaipa American Alliance (Parallel) Fund II, L.P.

ANNEX A

A. Beneficial Ownership of Barnes & Noble Common Stock

The following table sets forth information with respect to any record and/or beneficial ownership of Barnes & Noble common stock by each of the Participants as of the record date for the Annual Meeting. The percentage ownership information set forth below is based on the 58,856,320 shares of Barnes & Noble common stock outstanding as of June 30, 2010, as disclosed in the Company’s proxy statement for the Annual Meeting. Except as set forth below, none of the Participants and, to Yucaipa’s knowledge, no associate of any Participant is the owner beneficially or of record of any shares of Barnes & Noble common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Ronald W. Burkle[1] c/o The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	Common Stock 11,291,213[2]	19.2%

Yucaipa American Management, LLC[3] c/o The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	Common Stock 11,291,213[2]	19.2%

Yucaipa American Funds, LLC[4] c/o The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	Common Stock 11,291,213[2]	19.2%

[1]

Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF II LLC, which, in turn, is the general partner of each of YAAF II and YAAF II Parallel. By virtue of such relationships, Mr. Burkle may be deemed to share beneficial ownership of the shares of Barnes & Noble common stock directly beneficially owned by YAAF II and YAAF II Parallel. Mr. Burkle disclaims any ownership of the shares of Barnes & Noble common stock owned by any of the other Participants.

[2]	Number of shares of Barnes & Noble common stock beneficially owned, none of which are held of record.
[3]

Yucaipa American is the managing member of Yucaipa American Funds, which is the managing member of YAAF II LLC, which, in turn, is the general partner of each of YAAF II and YAAF II Parallel. By virtue of such relationships, Yucaipa American may be deemed to share beneficial ownership of the shares of Barnes & Noble common stock directly beneficially owned by YAAF II and YAAF II Parallel.

[4]

Yucaipa American Funds is the managing member of YAAF II LLC, which is the general partner of each of YAAF II and YAAF II Parallel. By virtue of such relationships, Yucaipa American Funds may be deemed to share beneficial ownership of the shares of Barnes & Noble common stock directly beneficially owned by YAAF II and YAAF II Parallel.

Yucaipa American Alliance Fund II, LLC[5] c/o The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	Common Stock 11,291,213[2]	19.2%

Yucaipa American Alliance Fund II, L.P.[6] c/o The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	Common Stock 6,806,868[7]	11.6%

Yucaipa American Alliance (Parallel) Fund II, L.P.[6] c/o The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	Common Stock 4,484,345[8]	7.6%

The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	0	0%

Stephen F. Bollenbach 9350 Civic Center Drive Beverly Hills, CA 90210	0	0%

Michael S. McQuary c/o Wheego Electric Cars 888 3rd Street NW Atlanta, GA 30318	0	0%

Robert P. Bermingham c/o The Yucaipa Companies LLC 9130 W. Sunset Boulevard Los Angeles, CA 90069	0	0%

[5]

YAAF II LLC is the general partner of each of YAAF II and YAAF II Parallel. By virtue of such relationships, YAAF II LLC may be deemed to share beneficial ownership of the shares of Barnes & Noble common stock directly beneficially owned by YAAF II and YAAF II Parallel.

[6]

By virtue of the relationships described in footnote 2 above, each of YAAF II and YAAF II Parallel may be deemed to share beneficial ownership of the shares of Barnes & Noble common stock directly beneficially owned by each of YAAF II and YAAF II Parallel. YAAF II and YAAF II Parallel each disclaims any ownership of the shares of Barnes & Noble common stock owned by the other.

[7]	Number of shares of Barnes & Noble common stock beneficially owned, of which 1,000 shares of Barnes & Noble common stock are held of record by YAAF II.
[8]	Number of shares of Barnes & Noble common stock beneficially owned, of which 1,000 shares of Barnes & Noble common stock are held of record by YAAF II Parallel.

B. Transactions Within the Past Two Years

Set forth below are (i) the dates within the past two years on which shares of Barnes & Noble common stock were purchased or sold by YAAF II and YAAF II Parallel, and (ii) the number of shares purchased or sold on such dates. All of the following transactions were made in the open market on the New York Stock Exchange. Except as set forth below, none of the Participants has purchased or sold shares of Barnes & Noble common stock during the past two years. All purchases were funded from existing working capital or a credit facility of each of YAAF II and YAAF II Parallel, as described in Yucaipa’s Schedule 13D filings reporting such transactions.

Yucaipa American Alliance Fund II, L.P.

Date	Purchase (P) or Sale (S)	Number of shares of Barnes & Noble common stock
11/24/2008	P	45,334
11/25/2008	P	372,559
11/26/2008	P	21,823
12/01/2008	P	298,409
12/02/2008	P	251,990
12/03/2008	P	179,648
12/05/2008	P	70,533
12/08/2008	P	119,002
12/09/2008	P	132,626
12/15/2008	P	141,066
12/23/2008	P	467,025
12/24/2008	P	23,632
12/26/2008	P	59,983
12/29/2008	P	325,537
12/30/2008	P	1,085
12/31/2008	P	253,384
10/19/2009	P	180,854
10/26/2009	P	60,285
10/27/2009	P	45,213
11/09/2009	P	24,114
11/10/2009	P	1,021,825
11/11/2009	P	801,846
11/12/2009	P	315,228
11/13/2009	P	685,376
11/16/2009	P	275,501
01/12/2010	P	30,410
01/13/2010	P	120,750

Date	Purchase (P) or Sale (S)	Number of shares of Barnes & Noble common stock
01/14/2010	P	150,263
04/30/2010	P	150,712
05/03/2010	P	120,570
05/05/2010	P	60,285

Yucaipa American Alliance (Parallel) Fund II, L.P.

Date	Purchase (P) or Sale (S)	Number of shares of Barnes & Noble common stock
11/24/2008	P	29,866
11/25/2008	P	245,441
11/26/2008	P	14,377
12/01/2008	P	196,591
12/02/2008	P	166,010
12/03/2008	P	118,352
12/05/2008	P	46,467
12/08/2008	P	78,398
12/09/2008	P	87,374
12/15/2008	P	92,934
12/23/2008	P	307,675
12/24/2008	P	15,568
12/26/2008	P	39,517
12/29/2008	P	214,463
12/30/2008	P	715
12/31/2008	P	166,929
10/19/2009	P	119,146
10/26/2009	P	39,715
10/27/2009	P	29,787
11/09/2009	P	15,886
11/10/2009	P	673,175
11/11/2009	P	528,254
11/12/2009	P	207,672
11/13/2009	P	451,524
11/16/2009	P	181,499
01/12/2010	P	20,034
01/13/2010	P	79,550
01/14/2010	P	98,993

Date	Purchase (P) or Sale (S)	Number of shares of Barnes & Noble common stock
04/30/2010	P	99,288
05/03/2010	P	79,430
05/05/2010	P	39,715

PRELIMINARY COPY

SUBJECT TO COMPLETION

DATED AUGUST 18, 2010

V O T E B Y T E L E P H O N E

Please have your GOLD PROXY CARD available when you call the toll-free number 1-888-693-8683 using a touch-tone telephone and follow the simple directions that will be presented to you.

V O T E B Y I N T E R N E T

Please have your GOLD PROXY CARD available when you access the website www.cesvote.com and follow the simple directions that will be presented to you.

V O T E B Y M A I L

Please mark, sign and date your GOLD PROXY CARD and return it in the postage-paid envelope provided or return it to: Corporate Election Services, P.O. Box 3200, Pittsburgh, PA 15230.

Vote by Telephone Call toll-free using a touch-tone telephone:

1-888-693-8683

OR

Vote by Internet Access the website and cast your vote: www.cesvote.com

OR

Vote by Mail Return your completed Gold Proxy Card in the postage-paid envelope provided

VOTE 24 HOURS A DAY, 7 DAYS A WEEK.

Your Internet or telephone vote must be received by 11:59 PM Eastern Time on September 27, 2010, the day prior to the annual meeting day.

Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

If you vote by mail, please fold and detach card at perforation before mailing.

GOLD PROXY BARNES & NOBLE, INC.

2010 ANNUAL MEETING OF STOCKHOLDERS

THIS GOLD PROXY IS SOLICITED ON BEHALF OF YUCAIPA AMERICAN ALLIANCE FUND II, L.P. AND YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

The undersigned hereby appoints Ronald W. Burkle and Robert P. Bermingham, and each of them, as the undersigned’s proxies and agents, with full power of substitution and re-substitution, to vote all shares of common stock of Barnes & Noble, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2010 Annual Meeting of Stockholders of the Company scheduled to be held on Tuesday, September 28, 2010 at [ ] [ ] m., at [ ] (including any adjournments, postponements, continuations, or meetings which may be called in lieu thereof the “Annual Meeting”).

The solicitation is being made on behalf of Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership, and Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (together with Yucaipa American Alliance Fund II, L.P., “Yucaipa”). Yucaipa is nominating the three director nominees named in Proposal 1 and Proposal 3 is being proposed by Yucaipa.

The undersigned hereby acknowledges receipt of Yucaipa’s Proxy Statement dated August [ ], 2010, revokes any other proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all actions the proxies named herein, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as direct on the reverse side, and in the discretion of the proxies named herein or their substitutes with respect to any other matters that properly come before the Annual Meeting (including any motions to cancel, adjourn, continue or postpone the Annual Meeting).

Signature

Signature (If held jointly)

Dated: Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partner should indicate their positions when signing.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE TODAY.

If you vote by mail, please fold and detach card at perforation before mailing.

Barnes & Noble, Inc.

PROXY

If you sign, date and return this GOLD Proxy Card without indicating below how you want your shares to be voted, your shares will be voted “FOR” the election of Yucaipa’s Nominees Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary (Proposal 1), “FOR” the Ratification of the Selection of BDO USA, LLP as the Company’s independent registered public accountants (Proposal 2), “FOR” Yucaipa’s Proposal to Amend the Poison Pill (Proposal 3); and in the proxy holder’s discretion as to any other matters that may properly come before the Annual Meeting.

Yucaipa is NOT seeking authority and WILL NOT exercise any authority to vote for any of the Company’s director nominees. You should refer to the Company’s proxy statement and form of proxy for the names, background, qualifications and other information concerning the Company’s nominees.

YUCAIPA RECOMMENDS THAT YOU VOTE “FOR” YUCAIPA’S DIRECTOR NOMINEES (PROPOSAL 1), “FOR” PROPOSAL 2 AND “FOR” PROPOSAL 3.

Proposal 1: Election of Directors. Yucaipa American Alliance Fund II, L.P. and Yucaipa, American Alliance (Parallel) Fund II, L.P. are nominating Ronald W. Burkle, Stephen F. Bollenbach and Michael S. McQuary for election to the Board of Directors, to serve as directors of Barnes & Noble until the 2013 annual meeting of stockholders and until their respective successors are duly elected and qualified.

Nominees: (1)

Ronald W. Burkle

(2) Stephen F. Bollenbach

(3) Michael S. McQuary

FOR ALL

WITHHOLD FROM ALL

FOR ALL, WITH EXCEPTIONS

Note: If you do not wish to vote “FOR” a particular nominee, mark the “For All With Exceptions” box and write in the names(s) of the specific nominee(s) you do not support in the space provided above.

Proposal 2:

ending April 30, 2011. This proposal is being proposed by the Company.

FOR

AGAINST

ABSTAIN

Proposal 3:

Yucaipa’s Proposal to Amend the Poison Pill. This proposal is being proposed by Yucaipa.

FOR

AGAINST

ABSTAIN

The proxy holders named herein or their substitutes will vote in their discretion upon any other business that may properly come before the Annual Meeting. and that is unknown a resonable time before Yuceipe’s solicaitation of proxies. This proxy will be valid until the completion of the Annual Meeting.

(CONTINUED, AND TO BE SIGNED AND DATED, ON THE OTHER SIDE.)